SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 1)
D & K HEALTHCARE RESOURCES, INC.
(Name of Subject Company)
SPIRIT ACQUISITION CORPORATION
a wholly owned subsidiary of
MCKESSON CORPORATION
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

232861104
(CUSIP Number of Class of Securities)
Ivan D. Meyerson
McKesson Corporation
One Post Street
San Francisco, CA 94104-5296
Telephone: (415) 983-8300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Kenton J. King, Esq.
Celeste E. Greene, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, CA 94301
Telephone: (650) 470-4500
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$212,565,362	$25,018.94

*	The transaction valuation was calculated by adding (i) the number of all outstanding shares of common stock of D & K Healthcare Resources, Inc. (14,260,856 shares) multiplied by a purchase price of $14.50 per share and (ii) the number of options to purchase shares of common stock of D & K Healthcare Resources Inc. with exercise prices at or below $14.50 per share (options to purchase 774,066 shares) multiplied by the difference between (A) $14.50 per share and (B) the weighted average exercise price per share ($7.03) of such options.

**	The filing fee was calculated pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, and was determined by multiplying 0.00011770 by the sum of (i) the number of all outstanding shares of common stock of D & K Healthcare Resources, Inc. (14,260,856 shares) multiplied by a purchase price of $14.50 per share and (ii) the number of options to purchase shares of common stock of D & K Healthcare Resources Inc. with exercise prices at or below $14.50 per share (options to purchase 774,066 shares) multiplied by the difference between (A) $14.50 per share and (B) the weighted average exercise price per share ($7.03) of such options.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$25,018.94	Form or Registration No.	SC TO-T
Filing party:	McKesson Corporation and Spirit Acquisition Corporation	Date Filed:	July 22, 2005
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (this “ Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on July 22, 2005 by McKesson Corporation, a Delaware corporation (“Parent”), and Spirit Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), relating to the third party tender offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of D & K Healthcare Resources, Inc., a Delaware corporation (“D&K”), including the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of November 12, 1998, between D&K and Harris Trust and Savings Bank, at a purchase price of $14.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes. The terms and conditions of the offer are described in the Offer to Purchase, dated July 22, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.
Item 4.
Item 4 of the Schedule TO is hereby amended and supplemented as follows:
In the section of the Offer to Purchase entitled “Summary Term Sheet,” the following is hereby added to the end of the third paragraph of the response to the question “Can the offer be extended and, if so, under what circumstances” on page ii:
The Antitrust Condition and the Inventory Verification Condition have been satisfied.
In the section of the Offer to Purchase entitled “Summary Term Sheet,” the following is hereby added to the end of each of the second and third bulleted subparagraphs of the response to the question “What are the most important conditions to the offer” on page iii:
This condition has been satisfied.
In the section of the Offer to Purchase entitled “Summary Term Sheet,” the last sentence of the first paragraph of the response to the question “What are the United States federal income tax consequences of the transaction” on page vi is hereby amended and restated as follows:
See Section 5 — “Material United States Federal Income Tax Consequences’’ of this Offer to Purchase.
In the section of the Offer to Purchase entitled “Introduction,” the following is hereby added following the end of the first sentence of the last paragraph on page 1 that carries over to page 2:
The Antitrust Condition has been satisfied.
In Section 1 — “Terms of the Offer; Expiration Date” of the Offer to Purchase, the following is hereby added both at the end of the second paragraph and following the first sentence of the third paragraph on page 4:
Both the Antitrust Condition and the Inventory Verification Condition have been satisfied.
The title of Section 5 — “Certain United States Federal Income Tax Consequences” of the Offer to Purchase is hereby amended and restated as follows:
Material United States Federal Income Tax Consequences
In Section 5 — “Material United States Federal Income Tax Consequences” of the Offer to Purchase, the first paragraph of the section on page 11 is hereby amended and restated as follows:
The following is a summary of material United States federal income tax consequences of the Offer and the Merger relevant to a Stockholder whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into cash in the Merger. The summary is based on United States federal income tax law as currently in effect which is subject to change or differing interpretations, possibly with retroactive effect. The summary does not purport to address all of the tax consequences that may be relevant to particular Stockholders in light of their personal circumstances. The summary is written for Stockholders who hold their Shares as capital assets and may not apply to Stockholders subject to special rules under the Internal Revenue Code, including, without limitation, persons who acquired their Shares pursuant to the exercise of employee stock options or other compensation arrangements, partnerships and their partners, insurance companies, tax-exempt organizations, dealers in securities, financial institutions, foreign persons, persons who hold the Shares as part of a straddle, hedge, conversion transaction or other integrated investment for United States federal income tax purposes or persons that have a functional currency other than the United States dollar. The summary does not address any state, local or foreign tax consequences of the Offer or the Merger. Stockholders are urged to consult their tax advisors about the particular tax consequences of exchanging Shares for cash pursuant to the Offer or the conversion of Shares into cash pursuant to the Merger.
In Section 5 — “Material United States Federal Income Tax Consequences” of the Offer to Purchase, the second paragraph of the section on page 11 is hereby deleted in its entirety.

In Section 12 — “The Merger Agreement, Stockholder Agreement and Other Relevant Agreements” of the Offer to Purchase, the last paragraph on page 23 that carries over to page 24 is hereby amended and restated in its entirety as follows:
The representations and warranties the parties made to each other contained in the Merger Agreement are made as of specific dates. The assertions embodied in those representations and warranties were made for the purpose of the contract between McKesson and D&K and may be subject to qualifications and limitations agreed by the parties in connection with negotiating its terms. Moreover, certain representations and warranties were used for the purpose of allocating risk between the parties rather than establishing matters as facts.
In Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase, the following paragraph is hereby added before the last paragraph on page 33 that carries over to page 34:
The Antitrust Condition and the condition described in paragraph (l) above have been satisfied.
In Section 16 — “Certain Legal Matters; Required Regulatory Approvals” of the Offer to Purchase, the following paragraph is hereby added before the first full paragraph on page 36:
The HSR waiting period with respect to the Offer and the Merger was terminated by the FTC on July 22, 2005.
In the section of the Letter of Transmittal entitled “Instructions Forming Part of the Terms and Conditions of the Offer”, the first paragraph of Instruction 9 on page 10 is hereby deleted.
Items 4 and 11.
Items 4 and 11 of the Schedule TO are hereby amended and supplemented as follows:
In Section 1 — “Terms of the Offer; Expiration Date” of the Offer to Purchase, the first sentence of the last paragraph on page 4 is hereby amended and restated as follows:
If Purchaser extends the Offer, is delayed in its purchase of or payment for Shares (whether before or after its acceptance of Shares for payment) or is unable to purchase or pay for Shares, then, without prejudice to the rights of Purchaser under the Offer, the Depositary may, if permitted by Rule 14e-1(c) under the Exchange Act, retain tendered Shares on behalf of Purchaser and such Shares may not be withdrawn, except to the extent that tendering Stockholders are entitled to withdrawal rights as set forth in Section 3 — “Withdrawal Rights’’ of this Offer to Purchase.
In Section 1 — “Terms of the Offer; Expiration Date” of the Offer to Purchase, the first sentence of the last paragraph on page 5 is hereby amended and restated as follows:
If Purchaser makes a material change in the terms of the Offer or waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional Offer materials to the extent required by Rules 14d-4(c), 14d-4(d), 14d-6(d) and 14e-1 under the Exchange Act.
In Section 3 — “Withdrawal Rights” of the Offer to Purchase, the first sentence of the second paragraph of the section on page 9 is hereby amended and restated as follows:
If Purchaser extends the Offer or acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights set forth herein, the Depositary may, if permitted by Rule 14e-1(c) under the Exchange Act, nevertheless, on behalf of Purchaser, retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering Stockholder is entitled to and duly exercises withdrawal rights as described in this Section 3 — “Withdrawal Rights’’ of this Offer to Purchase. The ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited, by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder's offer.
In Section 4 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase, the first sentence of the last full paragraph on page 10 is hereby amended and restated as follows:

If Purchaser is delayed in its acceptance for payment of, or payment for, Shares or is unable to accept for payment or pay for Shares pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer (including such rights as are set forth in Section 1 — “Terms of the Offer; Expiration Date’’ and Section 15 — “Certain Conditions of the Offer’’ of this Offer to Purchase) (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, if permitted by the tender offer rules under the Exchange Act, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 3 — “Withdrawal Rights’’ of this Offer to Purchase.
Item 5.
Item 5 of the Schedule TO is hereby amended and supplemented as follows:
In Section 10 — “Background of the Offer; Contacts with D&K” of the Offer to Purchase, the second sentence of the first full paragraph on page 18 is hereby amended and restated as follows:
At a subsequent meeting held in Chicago on May 31, 2005, Messrs. Julian and Owen informed Messrs. Armstrong and Wilson that, following Parent’s due diligence review, Parent was not willing to acquire D&K at a price of $16.00 per Share principally because of potential obligations with respect to the purchase of robotic dispensing units and potential costs of litigation and uncertainties with respect to the ongoing class action lawsuit against D&K.
Item 5, 8 and 11.
Items 5, 8 and 11 of the Schedule TO are hereby amended and supplemented as follows:
In Section 9 — “Certain Information Concerning Purchaser and Parent” of the Offer to Purchase, the subsection entitled “Transactions with D&K” on page 16 is hereby amended and restated by inserting the following after the second sentence of the first paragraph thereof:
Under the agreement, PBI appoints Parent as an authorized distributor to its members under its pharmaceutical purchasing program for the members participating in that program. PBI members that avail themselves of Parent’s distribution services agree to use Parent as first choice vendor for all pharmaceutical products normally purchased through wholesale pharmaceutical distributors. The cost at which Parent distributes and sells pharmaceutical products to a member is based upon the cost of the product (the manufacturer’s published wholesale acquisition cost, or if applicable, the cost under PBI’s manufacturer purchase contracts), adjusted based upon the member’s purchase volume and payment terms. Parent pays to PBI an administrative fee and rebate which are each calculated based on the aggregate purchases of its members. The administrative fee and volume rebate paid is less than three percent (3%). During the last fiscal year, Parent’s total sales under the agreement constituted less than one percent (1%) of its total pharmaceutical distribution sales to institutional customers.
Item 11.
Item 11 of the Schedule TO is hereby amended and supplemented as follows:
In Section 8 — “Certain Information Concerning D&K” of the Offer to Purchase, the first second and third paragraphs of the subsection entitled “Certain Projections” on page 15 are hereby amended and restated in their entirety as follows:
To the knowledge of Parent and the Purchaser, D&K does not as a matter of course make public forecasts as to its future financial performance. However, in connection with the discussions concerning the Offer and the Merger, D&K furnished Parent with the following projections for fiscal year 2006.

2006

Net sales	$3,843,936,159

Cost of sales	3,721,573,637

Gross profit	122,362,522
Gross margin %	3.18%

Operating expenses	91,328,516
As a % of sales	2.38%

Income from operations	31,034,006

Interest (expense), net	(18,648,390)
Other income (expense), net	312,200

Total other expense	(18,336,190)

Income (loss) before taxes	12,697,816

Income tax expense (benefit)	5,079,126
Minority interest expense	—

Net income	7,618,689

W/A Shares Outstanding	14,287,500
Forecast EPS	0.53

EBITDA	36,745,927
D&K has furnished Parent with the following reconciliation of EBITDA to income from operations:

Reconciliation of Non–GAAP
Financial Measurement:
Income from operations	$31,034,006
Depreciation and amortization	5,711,921

EBITDA	$36,745,927

D&K has advised us that EBITDA is defined as earnings before interest, taxes, depreciation and amortization costs, and that EBITDA is not a substitute for income from operations, net income or cash flow as determined in accordance with generally accepted accounting principles. D&K has advised us that it believes EBITDA is a relevant measure of its ability to meet debt service and capital expenditure requirements.
D&K has advised us that except for EBITDA, the projections, had they been historical numbers, were prepared on a GAAP basis except for the exclusion of option expense under FAS123R which D&K has advised Parent is immaterial in amount.
D&K has advised us that the financial projections contained herein are based on numerous assumptions made by the management of D&K, including assumptions concerning ramp up of D&K’s Birmingham facility, sales volume, operating expenses, sale and lease of certain automated dispensing units, interest rates, weighted average borrowings under D&K’s existing working capital credit facility and sales run rate.

These projections do not give effect to the Offer or the potential combined operations of Parent or any of its affiliates and D&K or any alterations that Parent or any of its affiliates may make to D&K’s operations or strategy after the consummation of the Offer. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.
Although Parent and Purchaser were provided with such projections, they did not base their analysis of D&K on such projections. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. D&K’s independent auditors have not examined, complied or otherwise applied procedures to the projections and, accordingly, assume no responsibility for them. D&K has advised Parent and the Purchaser that its internal financial forecasts (upon which the projections provided to Parent and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments.
In Section 8 — “Certain Information Concerning D&K” of the Offer to Purchase, the following is hereby added to the end of the second paragraph on page 15:
However, to the extent that Purchaser or Parent became aware that the projections or the material assumptions underlying them have materially changed, Purchaser shall revise this Offer to Purchase to inform D&K shareholders of such change.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Spirit Acquisition Corporation
By:	/s/ Nicholas A. Loiacono
	Name:	Nicholas A. Loiacono
	Title:	Vice President and Treasurer

McKesson Corporation
By:	/s/ Ivan D. Meyerson
	Name:	Ivan D. Meyerson
	Title:	Executive Vice President, General Counsel and Secretary
Dated: August 11, 2005